SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

By letter dated May 9, 2022, the Company reported that in compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

1. Results of the period	in million ARS
	03/31/2022	03/31/2021
Results of the period (nine-month period)	11,502	(22,821)
Attributable to:
Shareholders of the controlling company	12,470	(17,818)
Non-controlling interest	(968)	(5,003)

2. Other integral results of the period	in million ARS
	03/31/2022	03/31/2021
Other integral results of the period (nine-month period)	(684)	(15,449)
Attributable to:
Shareholders of the controlling company	(678)	(6,176)
Non-controlling interest	(6)	(9,273)

3. Total integral results of the period	in million ARS
	03/31/2022	03/31/2021
Total integral results of the period (nine-month period)	10,818	(38,270)
Attributable to:
Shareholders of the controlling company	11,792	(23,994)
Non-controlling interest	(974)	(14,276)

4. Equity details	in million ARS
	03/31/2022	03/31/2021
Share Capital	657	577
Shares to be issued	152	-
Treasury shares	2	2
Comprehensive adjustment of capital stock and of treasury shares	29,111	29,049
Warrants	2,486	-
Additional paid-in capital	56,266	30,531
Premium for trading of treasury shares	207	206
Legal Reserve	2,658	2,241
Special Reserve (Resolution CNV 609/12)	19,746	19,746
Cost of treasury share	(391)	(358)
Changes in non-controlling interest	(12,434)	(11,744)
Reserve for share-based payments	401	405
Reserve for future dividends	3,552	3,552
Revaluation Surplus	2,259	2,056
Reserve for conversion	210	1,495
Special Reserve	1,140	44,049
Reserve for coverage instruments	(902)	(1,353)
Reserve for defined benefit plans	177	727
Other reserves	29	-
Retained earnings	12,563	(15,831)
Shareholders’ Equity attributable to controlling company’s shareholders	117,889	105,350
Non-controlling interest	8,394	34,911
Total shareholder's equity	126,283	140,261

Pursuant to Article 63 paragraph l) sections 6) and 8) of the next Regulation, we inform that at the closing date of the financial statements, the share capital of the Company is ARS 810,878,080 (including treasury shares) which is divided into  658,712,382 non-endorsable nominative ordinary shares of 1 Nominal Value 1 ARS each with the right to 1 vote each, 7,483 non-endorsable nominative ordinary shares of 1 Nominal Value 1 ARS each with the right to 1 vote each in registration process, and 152,158,215  non-endorsable nominative ordinary shares of 1 Nominal Value 1 ARS each with the right to 1 vote each, to be issued once the registration process for the merger by absorption between the Company and IRSA Propiedades Comerciales S.A. has been approved.

The main shareholder of the Company is Cresud S.A.C.I.F. y A. (Cresud) with 434,263,359 shares directly and indirectly (through Helmir S.A.), which represents 53.71% of the share capital (the treasury shares are subtracted). Cresud is our ultimate controlling entity and is a company incorporated and domiciled in the Argentine Republic. The address of its registered office is Carlos Della Paolera 261, 9th floor, Autonomous City of Buenos Aires, Argentina.

We also inform that as of March 31, 2022, subtracting the direct and indirect ownership of Cresud and the treasury shares, the remaining shareholders held the amount of 374,333,867 nominative non-endorsable ordinary shares of 1 Nominal Value 1 ARS each with the right to 1 vote each from the Company that represents 46.29% of the issued share capital.

It should be considered that in May 2021 the company increased its share capital by 80 million shares. For each subscribed share, each shareholder received at no additional cost 1 warrant, that is, 80 million warrants were issued, which empower the shareholders to buy up to 80 million new shares at a price of USD 0.432 for each share. The options expire on May 12, 2026 and are listed on the Buenos Aires Stock Exchange under the symbol “IRS2W” and on the NYSE under the symbol “IRSWS”. As of today, 43,405 warrants have been exercised and the amount outstanding is 79,956,595.

In the case that all warrants were converted, the number of shares issued and subscribed would increase to 890,834,675. We also inform that if Cresud were to exercise its warrants like the rest of the shareholders, its stake would increase by 49,644,626 ordinary shares, which would mean a 54.32% stake on the share capital, that is, 483,907,985 shares.

Among the news of the period ended on March 31, 2022 and subsequent, the following can be highlighted:

●
In December 2021, the Shareholders’ Meetings of IRSA and IRSA PC approved the merger by absorption between the companies, in which IRSA absorbs IRSA PC. The merger has an effective date of July 1, 2021, and the exchange of IRSA PC shares for IRSA shares will take place in the coming days.

●
The net result for the nine-month period of fiscal year 2022 registered a profit of ARS 11,502 million compared to a loss of ARS 22,821 million in the previous fiscal year.

●
Adjusted EBITDA reached ARS 12,927 million in the 9-month period of fiscal year 2022, 28.2% lower than the same period of 2021 due to lower sales of investment properties and 13.4% higher than the one registered in the same period of 2020. Rental adjusted EBITDA reached ARS 10,060 million (ARS 7,778 million for shopping malls, ARS 1,540 million for offices and ARS 742 million for hotels).

●
Tenant sales in shopping malls grew in real terms during the third quarter of 2022 by 21.2% compared to the same quarter of 2019, not affected by the pandemic. Portfolio occupancy grew to 91.5%.

●
During the quarter we sold 5 floors of the “261 Della Paolera” building with an area of 5,920 m2 for an approximate amount of USD 52 million and subsequently, we sold 100% of the República building in block with an area of 19,885 sqm for an approximate amount of USD 131.8 million.

●
In March 2022, we launched a share repurchase plan for up to ARS 1,000 million. To date, the company has repurchased approximately 7.3% of the program.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for the Relationship with the Markets
Dated: May 9, 2022